SIMPSON THACHER & BARTLETT LLP

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NEW YORK, N.Y. 10017-3954

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DIRECT DIAL NUMBER 212-455-2255	E-MAIL ADDRESS IFERT@STBLAW.COM

April 11, 2013

VIA OVERNIGHT COURIER AND EDGAR

Re:	SeaWorld Entertainment, Inc. – Registration

Statement on Form S-1 (File No.: 333-185697)

Justin Dobbie Ada D. Sarmento Amy Geddes Margery Reich Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington D.C. 20549

Ladies and Gentlemen:

On behalf of SeaWorld Entertainment, Inc. (the “Registrant”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated April 10, 2013 (the “comment letter”) relating to the above-referenced Registration Statement on Form S-1 originally filed on December 27, 2012 (the “Registration Statement”) and amended by Amendment No. 1 to the Registration Statement filed with the Staff on February 12, 2013, Amendment No. 2 to the Registration Statement filed with the Staff on March 25, 2013, Amendment No. 3 to the Registration Statement filed with the Staff on April 8, 2013 and Amendment No. 4 to the Registration Statement filed with the Staff on April 9, 2013. The Registrant has also revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 5 to the Registration Statement (“Amendment No. 5”), which reflects these revisions in the Registration Statement.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter. Page references in the text of this letter correspond to the pages of Amendment No. 5.

Form S-1

Summary Consolidated Financial Data, page 13

1.	You state, on page 12, that you intend to issue approximately 481,258 shares (based on the assumed IPO price of $25.50 per share) of restricted stock to your officers and employees in connection with this offering. Please disclose this fact in a footnote on page 14 and also state whether or not this issuance has been reflected in your adjusted balances. Similar disclosures should be provided in the Capitalization table on page 38.

The Registrant respectfully advises the Staff that the share and per share information included in the Registration Statement do not give effect to the shares reserved for future issuance under the 2013 Omnibus Incentive Plan, including approximately 514,190 shares (based on the assumed IPO price of $25.50 per share) of restricted stock that the Registrant intends to issue to its directors, officers and employees in connection with this offering, as disclosed on page 12 of the Registration Statement.

In addition, the Registrant has revised footnotes to the Summary Historical Consolidated Financial Data, the Capitalization table and the Selected Historical Consolidated Financial Data on pages 14-15, 38 and 43, respectively, of the Registration Statement to include the above-referenced disclosure in response to the Staff’s comment.

Use of Proceeds, page 36

2.	Please explain why you state in the first sentence of the fourth paragraph that you intend to use a portion of the net proceeds “for general corporate purposes” as it appears that all of the estimated net proceeds have been allocated to a specific use.

In response to the Staff’s comment, the Registrant has revised its disclosure on pages 10 and 36 to remove the above-referenced statement.

Exhibit 5.1

3.	We note that counsel examined the company’s form of Amended and Restated Certificate of Incorporation which was filed as an exhibit to the registration statement. We also note that the form of certificate of incorporation does not include the number of authorized shares of common stock. Please file an updated form of certificate of incorporation and legality opinion or explain how counsel was able to render its opinion based on the exhibit referenced above.

In response to the Staff’s comment, the Registrant has filed the updated form of Amended and Restated Certificate of Incorporation, which includes the number of authorized shares of common stock, as Exhibit 3.1 to the Registration Statement.

4.	We note that the opinion states on page 2 that the Shares will be validly issued, fully paid and non-assessable upon the occurrence of certain conditions. However, the common stock being offered by the selling stockholders should already be validly issued, fully paid and non-assessable. Please have counsel include an opinion to that effect.

In response to the Staff’s comment, the Registrant has filed a revised counsel’s opinion as Exhibit 5.1 to the Registration Statement. The revised Exhibit 5.1 includes an opinion to the effect that the shares being offered by the selling stockholders are validly issued, fully paid and non-assessable.

Exhibit 10.41

5.	Please complete the signature blocks and insert the missing conformed signatures for this amendment. Also, the section heading numbers appear to be missing throughout Exhibit A.

In response to the Staff’s comment, the Registrant has filed the above-referenced amendment with the conformed signatures as Exhibit 10.41 to the Registration Statement. In addition, the Registrant respectfully advises the Staff that the section heading numbers were not included in the executed version of the above-referenced Exhibit A and therefore were not included in the exhibit filing.

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Please call me (212-455-2255) or Lauren Yoon of my firm (212-455-2331) if you wish to discuss our responses to the comment letter.

Very truly yours,

/s/ Igor Fert

Igor Fert